                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                       (Amendment No.      )<F*>

                       FOREVER ENTERPRISES, INC.
------------------------------------------------------------------------
                            (Name of Issuer)

                     Common Stock, $0.01 par value
------------------------------------------------------------------------
                     (Title of Class of Securities)

                              346288 10 3
                           ------------------
                             (CUSIP Number)

                             August 17, 2000
------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [    X    ]    Rule 13d-1(b)
               [         ]    Rule 13d-1(c)
               [         ]    Rule 13d-1(d)

[FN]
     <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     -----------------
CUSIP No.  346288 10 3                                     Page 2 of 5 Pages
----------------------                                     -----------------

----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS/
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     David R. Wulf/###-##-####
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) / /
----------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

----------------------------------------------------------------------------
               5    SOLE VOTING POWER
  NUMBER OF         362,293<F1>
   SHARES      -------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY          -0-
    EACH       -------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON           362,293<F1>
    WITH       -------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                    -0-
----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     362,293<F1>

----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    / /

----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.2%<F2>

----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IA

----------------------------------------------------------------------------

[FN]
<F1> David R. Wulf individually owns 18,193 shares.  With respect to the remaining shares, David R. Wulf is the investment adviser to Trust IV under Trust Agreement for National Prearranged Services, Inc. Pre-Need Plans, dated July 24, 1989 (the "Trust") and has sole investment and voting power and is therefore deemed to be the beneficial owner of the common stock held by the Trust. Under the terms of the Trust, National Prearranged Services, Inc. has the right to remove the investment adviser.
<F2> Percentage ownership is based upon 6,933,359 shares of Common
     Stock, $0.01 par value, of Forever Enterprises, Inc. issued and outstanding as of June 30, 2000.

     National Prearranged Services, Inc. sells prearranged funeral contracts and collects all payments for prearranged funeral contracts. In connection with the statutory requirements for the funding of prearranged funeral contracts in the State of Missouri, the Trust has been formed to comply with Missouri law. David R. Wulf, an independent registered investment adviser to the Trust, directs the investment of all monies in the Trust.

ITEM 1.   (a)  Name of Issuer:

               Forever Enterprises, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               10 S. Brentwood
               Suite 100
               Clayton, Missouri 63105

ITEM 2.   (a)  Name of Person Filing:

               David R. Wulf

          (b)  Address of Principal Business Offices or, if none,
               Residence:

               10 South Brentwood
               Suite 315
               Clayton, Missouri 63105

          (c)  Citizenship:

               United States

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value

          (e)  CUSIP Number:

               346288 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR SECTIONS 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [     ]   Broker or Dealer registered under Section 15
                         of the Act (15 U.S.C. 78o)
          (b)  [     ]   Bank as defined in Section 3(a)(6) of the Act
                         (15 U.S.C. 78c)
          (c)  [     ]   Insurance Company as defined in Section
                         3(a)(19) of the Act (15 U.S.C. 78c)

          (d)  [     ]   Investment Company registered under
                         Section 8 of the Investment Company Act of
                         1940 (15 U.S.C. 809-8)
          (e)  [  X  ]   An investment adviser in accordance with
                         Section 240.13d-1(b)(1)(ii)(E)
          (f)  [     ]   An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F)
          (g)  [     ]   A parent holding company or control person,
                         in accordance with Section 240.13d-1(b)(ii)(G)
          (h)  [     ]   A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act
                         (12 U.S.C. 1813)
          (i)  [     ]   A church plan that is excluded from the
                         definition of an investment company under
                         Section 3(c)(14) of the Investment Company
                         Act of 1940 (15 U.S.C. 80-a-3)
          (j)  [     ]   Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:

               362,293<F1>

          (b)  Percent of Class:

               5.2%<F2>

          (c)  Number as shares as to which the person has:

               (i)   Sole power to vote or to direct the vote

                     362,293

               (ii)  Shared power to vote or to direct the vote

                     -0-

               (iii) Sole power to dispose or to direct the
                     disposition of

                     362,293

               (iv) Shared power to dispose or to direct the disposition of

                     -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



August 23, 2000                    /s/ David R. Wulf
                                   -----------------------------------
                                   David R. Wulf, Investment Adviser